Live Nation Entertainment, Inc.

9348 Civic Center Drive

Beverly Hills, California 90210

September 18, 2019

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Susan Block

Re:	Live Nation Entertainment, Inc. Registration Statement on Form S-3 filed on August 30, 2019 (File No. 333-233575)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Live Nation Entertainment, Inc. (the “Company”) hereby requests to withdraw from registration the Registration Statement on Form S-3 (File No. 333-233575), including all exhibits thereto (the “Registration Statement”), filed by the Company with the Securities and Exchange Commission (the “Commission”) on August 30, 2019, with such withdrawal to be effective as of the date hereof or as soon as practicable hereafter.

The Registration Statement is being withdrawn due to an error in the filing process which prevented the Registration Statement from being filed as an “automatic shelf registration statement” and tagged accordingly as an “S-3ASR.” The Registration Statement was not declared effective by the Commission, and no securities of the Company were offered or sold pursuant to the Registration Statement.

The Company intends to file a properly-coded automatic shelf registration statement promptly following the filing of this withdrawal request.

Please provide a copy of the order granting withdrawal of the Registration Statement to Michael G. Rowles, General Counsel of the Company, by email at michaelrowles@livenation.com. If you have any questions regarding this request for withdrawal, please contact Mr. Rowles at (310) 867-7179.

Sincerely,

LIVE NATION ENTERTAINMENT, INC.

By:	/s/ Michael G. Rowles
Name:	Michael G. Rowles
Title:	EVP & General Counsel